LION COPPER AND GOLD CORP. RELEASES UPDATED GEOLOGY & RESOURCE PRESENTATION ON THE MACARTHUR COPPER PROJECT

February 7, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce an updated geology and resource presentation on the MacArthur Copper Project in Mason Valley, Nevada can be accessed on the company website: www.lioncg.com.

Lion CG is advancing the MacArthur Copper Project through an updated preliminary economic assessment ("PEA"). Travis Naugle, Lion CG's CEO, states "We believe the recently announced MacArthur mineral resource statement [available here], which generated a 55% increase in the measured and indicated copper resources, provides a strong motivation for completing an updated PEA. The Lion CG team is committed to advancing the MacArthur Copper Project with priority, while diligently incorporating our environmental sustainability values."

About Lion CG

Lion CG is listed on the TSX-V: LEO and OTCBB: LCGMF and is primarily focused on advancing its MacArthur Copper Project in Mason Valley, Nevada. The Company is also continuing its tradition of securing and advancing potential district scale resources through discovery, development, and partnerships with the intent of eventually providing metals essential in the development of alternative energy solutions.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.